CUTLER LAW GROUP

M. Richard Cutler, Esq                                                              Corporate Securities Law
Admitted in California & Texas

August 4, 2016

Securities and Exchange Commission
100 F. St., NE
Washington, DC 20549-4561
Attn:            Katherine Wray, Attorney-Advisor
Office of Information Technologies and Services

Re:            Scottline Healthcare Solutions, Inc.
Amendment No. 3 to Offering Statemetn on Form 1-A
Filed July 5, 2016
File No. 024-10575

Gentlemen and Ladies:

Please be advised that we represent Scottline Healthcare Solutions, Inc. (the "Company") with respect to the above-referenced filings.

We have today filed Amendment No. 3 to the Offering Statement on Form 1-A to reflect minor changes requested by the California Department of Business Oversight.

Thank you for your time and for your assistance with this matter.  Please do not hesitate to contact us at the above number.

Best Regards,

/s/ M. Richard Cutler
M. Richard Cutler

2800 Post Oak Rd., Suite 4100		Tel (800) 606-7150
Houston, Texas 77056	www.cutlerlaw.com	Fax (800) 836-0714